UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Changes in the composition of the Board of Directors and its Committees.	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”), in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Following the communication of Other Relevant Information published today, the Board of Directors of Telefónica, at its meeting held today, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, unanimously adopted the following resolutions in relation to its Board of Directors and its Committees:

1º.     Changes relating to the Board of Directors:

-    To accept the voluntary resignation presented by Mr. Francisco José Riberas Meras from his position as Director of Telefónica, in order to allow the Company to continue with the orderly renewal process of its Board of Directors, taking into account that his current mandate as Director of the company will expire on April 23, 2025.

The Board of Directors has expressed its gratitude to Mr. Francisco José Riberas Meras for the services rendered to Telefónica during his tenure.

-    In order to fill the abovementioned vacancy, and at the proposal of the Nominating, Compensation and Corporate Governance Committee, to appoint, by co-optation, Ms. Ana María Sala Andrés as Independent Director to the Board of Directors of Telefónica.

-    To appoint the Director, Mr. Carlos Ocaña Orbis, as Vice Chairman of Telefónica’s Board of Directors.

2º.     Changes relating to the Board of Directors’ Committees:

-    To appoint Ms. María Luisa García Blanco as Member of the Executive Commission.
-    To appoint Mr. Carlos Ocaña Orbis as Member of the Nominating, Compensation and Corporate Governance Committee.
-    To appoint Ms. Ana María Sala Andrés as Member of the Sustainability and Regulation Committee, in replacement of Ms. María Luisa García Blanco.

Consequently, the composition of the Committees is the following:

Executive Commission

- Mr. Marc Thomas Murtra Millar (Chairman)
- Mr. Isidro Fainé Casas
- Mr. Carlos Ocaña Orbis
- Mr. José María Abril Pérez
- Mr. Ángel Vilá Boix
- Mr. Peter Löscher
- Ms. María Luisa García Blanco
- Mr. Francisco Javier de Paz Mancho
- Ms. Claudia Sender Ramírez

Audit and Control Committee

- Ms. María Luisa García Blanco (Chairwoman)
- Mr. Peter Löscher
- Mr. Carlos Ocaña Orbis
- Ms. María Rotondo Urcola

Nominating, Compensation and Corporate Governance Committee

- Mr. Peter Löscher (Chairman)
- Ms. María Luisa García Blanco
- Mr. Carlos Ocaña Orbis
- Ms. Verónica Pascual Boé
- Mr. Francisco Javier de Paz Mancho

Sustainability and Regulation Committee

- Mr. Francisco Javier de Paz Mancho (Chairman)
- Mr. José María Abril Pérez
- Ms. María Rotondo Urcola
- Ms. Ana María Sala Andrés
- Ms. Solange Sobral Targa

In Madrid, February 26, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 26, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors